Exhibit 99.1

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2020 Annual General Meeting of Shareholders of Check-Cap Ltd. (the “Meeting”) to be held on Thursday, December 3, 2020, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, for the following purposes:

1.	To re-elect all five directors to serve as members of our Board of Directors, until our next annual general meeting of shareholders and until their respective successors are duly elected;

2.	To approve the remuneration to be paid to each of the director nominees, subject to their re-election at the Meeting;

3.	To approve an increase of our authorized and registered share capital and to amend our Articles of Association accordingly;

4.
To approve a reverse share split of our ordinary shares within a range of 1 for 10 to 1 for 20, the exact ratio to be determined by further action of our Board of Directors, to be effective on a date to be determined by our Board of Directors and announced by the Company, and to amend our Articles of Association (as may be amended, if Proposal 3 is approved at the Meeting) accordingly;

5.	To approve an amended and restated Compensation Policy for Executive Officers and Directors in accordance with the requirements of Israeli law;

6.
To ratify and approve the reappointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as our independent auditor for the year ending December 31, 2020 and for such additional period until our next annual general meeting; and

7.	To review and discuss our financial statements for the year ended December 31, 2019.

We are currently not aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Only shareholders of record at the close of business on October 27, 2020, are entitled to notice of and to vote at the Meeting or at any adjournment thereof.  You can vote either by mailing in your proxy or in person by attending the Meeting.  Proxies must be received by our transfer agent or at our registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the forty-eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If you attend the Meeting, you may vote in person and your proxy will not be used.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

The Proxy Statement describing the various matters to be voted upon at the Meeting and the accompanying proxy card will be mailed to shareholders. Shareholders may also review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com, and also at our offices during regular business hours (Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Mount Carmel, Israel; Tel: +972-4-+972-4-8303401 (phone)).  Our company’s representative is Mira Rosenzweig, our Chief Financial Officer, at mira.rosenzweig@check-cap.com or +972-4-8303415 or +972-4-8303401, Check-Cap Ltd., Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel. Detailed voting instructions are provided both in the Proxy Statement and the proxy card.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve each of the proposals.

The approval of Proposal 5 is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposal 5.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 5.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 5, you should contact our Chief Financial Officer, Mira Rosenzweig, at mira.rosenzweig@check-cap.com or +972-4-8303415 or +972-4-8303401.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on Proposal 5 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Sincerely, /s/ Steven Hanley Steven Hanley Chairman of the Board of Directors

October 21, 2020
ii

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel
_____________________

PROXY STATEMENT

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Check-Cap Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at the 2020 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2020 Annual General Meeting of Shareholders.  The Meeting will be held on Thursday, December 3, 2020, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (i) the re-election of all five directors to serve as members of our Board of Directors, until our next annual general meeting of shareholders and until their respective successors are duly elected; (ii) the approval of the remuneration to be paid to each of the director nominees, subject to their re-election at the Meeting; (iii) the approval of an increase of our authorized and registered share capital and to amend our Articles of Association accordingly; (iv) the approval of a reverse share split of our ordinary shares within a range of 1 for 10 to 1 for 20, the exact ratio to be determined by further action of our Board of Directors, to be effective on a date to be determined by our Board of Directors and announced by us, and to amend our Articles of Association (as may be amended, if Proposal 3 is approved at the Meeting) accordingly; (v) the approval of an amended and restated Compensation Policy for Executive Officers and Directors in accordance with the requirements of Israeli law; and (vi) the ratification and approval of the reappointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as our independent auditor for the year ending December 31, 2020 and for such additional period until our next annual general meeting.  In addition, at the Meeting, representatives of our management will be available to review and discuss our financial statements for the year ended December 31, 2019.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on October 27, 2020.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on October 27, 2020, or which appeared in the participant listing of a securities depository on that date.  See below “How You Can Vote.”

How You Can Vote

•
Voting in Person.  If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

•
Voting by Proxy.  If you are a shareholder of record, these proxy materials are being sent directly to you by our transfer agent. You may submit your proxy by completing, signing and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope.  If your ordinary shares are held in “street name,” these proxy materials are being forwarded to you by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  Please follow the voting instructions provided to you by your broker, trustee or nominee.  Proxies must be received by our transfer agent or at our registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Meeting. Proxies received by our transfer agent or at our registered office in Israel during the forty-eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, voting on the matter, is required to approve each of the Proposals being presented at the Meeting.

The approval of Proposal 5 is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposal 5.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 5.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 5, you should contact our Chief Financial Officer, Mira Rosenzweig, at mira.rosenzweig@check-cap.com or +972-4-8303415 or +972-4-8303401.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on Proposal 5 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in each such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, and will have no effect on the vote.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting to our offices, Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, Attention: Mira Rosenzweig, Chief Financial Officer, or by facsimile to +972-4-8211267, no later than November 23, 2020 at 4:00 pm Israel time.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.  In addition, we have retained Kingsdale Advisors to assist in the solicitation of proxies for a fee of US$10,500 plus telephone solicitation fees and reimbursement of expenses.

If you have questions about this Proxy Statement or the Meeting, please contact Kingsdale Advisors, our proxy solicitor, by telephone at 1-866-581-0510 (shareholders) and (416) 867-2272 (banks and brokerage firms), or by email at contactus@kingsdaleadvisors.com.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of October 20, 2020 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current executive officers and directors individually; and (iii) all of our current executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 46,233,296 ordinary shares, NIS 2.40 par value per share, outstanding as of October 20, 2020.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All ordinary shares underlying options and warrants currently exercisable or exercisable into ordinary shares within 60 days of October 20, 2020 and underlying restricted stock units (“RSUs”) that vest within 60 days of October 20, 2020 are deemed to be outstanding and beneficially owned by the person or entity holding such options or warrants for the purpose of computing the number of shares beneficially owned by such person or entity. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, warrant or RSU. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person or entity.

This table is based upon information supplied by officers and directors and is believed to be accurate. Except as indicated in the footnotes below, we believe that the persons named in the table below have sole voting and investment power with respect to the ordinary shares indicated in the table as being beneficially owned by them.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
5% or Greater Shareholders
Intracoastal Capital LLC (1)	3,322,760	6.71%
Directors and Executive Officers
Alex Ovadia (2)	45,758	*
Yoav Kimchy (3)	98,337	*
Boaz Shpigelman (4)	30,839	*
Israel Hershko (5)	12,525	*
Mira Rosenzweig (6)	5,114	*
Joshua (Shuki) Belkar (7)	4,232	*
Vardit Segal (8)	3,409	*
Steven Hanley (9)	16,435	*
Clara Ezed (10)	15,446	*
Mary Jo Gorman (11)	16,245	*
XiangQian (XQ) Lin (12)	55,118	*
Yuval Yanai (13)	16,367	*
All director and executive officers as a group (12 persons) (14)	319,825	0.69%

* Less than 1% of our ordinary shares.

(1)
Mitchell P. Kopin, or Mr. Kopin, and Daniel B. Asher, or Mr. Asher, each of whom are managers of Intracoastal Capital, LLC, or Intracoastal, have shared voting control and investment discretion over the securities that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of Exchange Act) of the securities that are held by Intracoastal. Includes (i) 241,364 ordinary shares issuable upon exercise of previously issued warrants, and (ii) 3,081,396 ordinary shares issuable upon exercise of warrants issued in connection with our July 2020 Private Placement. The exercise of the foregoing warrants is subject to a 9.99% blocker.

(2)
Includes (i) 1,605 outstanding ordinary shares, and (ii) 44,153 ordinary shares subject to options currently exercisable or options and RSUs that will become exercisable or vested within 60 days of the date of the table.

(3)
Includes (i) 36,023 ordinary shares directly held by Yoav Kimchy, (ii) 34,352 ordinary shares subject to options currently exercisable or options and RSUs that will become exercisable or vested within 60 days of the date of the table that are held by Yoav Kimchy, (iii) 26,651 ordinary shares directly held by Sigalit Kimchy, the wife of Yoav Kimchy, and (iv) 1,311 ordinary shares subject to options currently exercisable or options and RSUs that will become exercisable or vested within 60 days of the date of the table that are held by Sigalit Kimchy.  Yoav Kimchy and Sigalit Kimchy have joint beneficial ownership over the shares beneficially held by them.

(4)
Includes (i) 7,935 outstanding ordinary shares, and (ii) 22,904 ordinary shares subject to options currently exercisable or options and RSUs that will become exercisable or vested within 60 days of the date of the table.

(5)
Includes (i) 3,166 outstanding ordinary shares, and (ii) 9,359 ordinary shares subject to options currently exercisable or options and RSUs that will become exercisable or vested within 60 days of the date of the table.

(6)	Includes 5,114 ordinary shares subject to options currently exercisable or options that will become exercisable within 60 days of the date of the table.
(7)	Includes 4,232 ordinary shares subject to options currently exercisable or options that will become exercisable within 60 days of the date of the table.
(8)	Includes 3,409 ordinary shares subject to options that will become exercisable within 60 days of the date of the table.
(9)
Includes (i) 3,032 outstanding ordinary shares, and (ii) 13,403 ordinary shares subject to options currently exercisable or options and RSUs that will become exercisable or vested within 60 days of the date of the table.

(10)
Includes (i) 2,116 outstanding ordinary shares, and (ii) 13,330 ordinary shares subject to options currently exercisable or options and RSUs that will become exercisable or vested within 60 days of the date of the table.

(11)
Includes (i) 2,915 outstanding ordinary shares, and (ii) 13,330 ordinary shares subject to options currently exercisable or options and RSUs that will become exercisable or vested within 60 days of the date of the table.

(12)
Includes (i) 16,921 outstanding ordinary shares, (ii) 17,363 ordinary shares subject to options currently exercisable or options and RSUs that will become exercisable or vested within 60 days of the date of the table, and (iii) 20,834 ordinary shares issuable upon exercise of Long Term Incentive Warrants that are currently exercisable.

(13)
Includes (i) 3,037 outstanding ordinary shares, and (ii) 13,330 ordinary shares subject to options currently exercisable or options and RSUs that will become exercisable or vested within 60 days of the date of the table.

(14)
Includes (i) 103,401 outstanding ordinary shares, and (ii) 195,590 ordinary shares subject to options currently exercisable or options and RSUs that will become exercisable or vested within 60 days of the date of the table, and (iii) 20,834 ordinary shares issuable upon exercise of Long Term Incentive Warrants that are currently exercisable.

Executive Officer Compensation

For information regarding the compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Israeli Companies Law) for the year ended December 31, 2019, see “Item 6B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers” of our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 6, 2020.

PROPOSAL 1
RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Composition of the Board of Directors

Under our articles of association, as currently in effect, our Board of Directors must consist of at least four and not more than eleven directors.  Our Board of Directors currently consists of five directors, Steven Hanley, Clara Ezed, Dr. Mary Jo Gorman, XiangQian (XQ) Lin and Yuval Yanai.  Each of our directors holds office until the next annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

All of our currently serving directors are standing for re-election at the Meeting, to hold office until our next annual general meeting of shareholders and until his or her successor is elected and qualified.  Our Board of Directors has affirmatively determined that each of Clara Ezed, Dr. Mary Jo Gorman, Yuval Yanai and XiangQian (XQ) Lin is an “independent director” as defined under Nasdaq Listing Rules.  Accordingly, subject to shareholder approval of the above director nominees, our Board of Directors will consist of five members, four of whom satisfy the independence requirements of the Nasdaq Listing Rules.

Suitability of Director Nominees

Our Nominating Committee and Board of Directors have reviewed the qualifications and suitability of each of the director nominees.  In accordance with the Israeli Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of our company, taking into consideration our company’s size and special needs. Accordingly, upon the recommendation of our Nominating Committee, our Board of Directors has nominated the five individuals named below for re-election, to hold office until our next annual general meeting of shareholders, subject to our articles of association and applicable law.

Nominees for Director

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Steven Hanley has served as a member of our Board of Directors since February 2015 and as the Chairman of our Board of Directors since September 2017, and has served as a member of our Nominating Committee since October 2015 and as a member of our Financing Committee since June 2016.  Mr. Hanley served as a member of our Audit Committee from March 2015 until December 2017 and as a member of our Compensation Committee from March 2015 until March 2019. Mr. Hanley is currently the Co-Founder, board member and Chief Executive Officer of MediBeacon Inc., an optical diagnostic company based in St. Louis, Missouri formed upon acquiring assets and intellectual property from Covidien in 2012.  Mr. Hanley is an experienced global business leader who has managed highly complex pharmaceutical and medical device operations with annual global revenue exceeding US$1 billion.  As the President of Covidien plc’s Imaging Solutions business unit, Mr. Hanley led a multifunctional organization that included sales, marketing, logistics, manufacturing, as well as research and development.  Internationally, Mr. Hanley’s track record includes numerous new drug and device product introductions and sales force expansion in Eastern Europe, China and Latin America. Mr. Hanley is experienced working in different cultures and successfully navigating dynamic regulatory environments.  Over his nearly 18 years with the Covidien family of companies, Mr. Hanley developed a large network of business leaders and clinicians to help determine market needs, commercial potential and product positioning.  As a sales leader, Mr. Hanley called on radiologists, nuclear medicine physicians, cardiologists, as well as surgeons in specialties including general, orthopedic, and OB/GYN.  Mr. Hanley is Principal and Founder of Neem LLC, which was founded in 2009 to focus on startup and entrepreneurial medical device and other life science companies with whom the firm works to bridge the gap between breakthrough technology and commercialization.  Mr. Hanley is the Chairman of the Board of Managers for Daya CNS LLC, based in St Louis Missouri.  In addition, Mr. Hanley is currently on the Advisory Board for Kogent Surgical LLC, based in St Louis Missouri.  Mr. Hanley provided consultancy services to us on behalf of Neem LLC from November 2009 until December 31, 2014 and served as a Scientific Advisor to our company from June 2011 until his election to our Board of Directors in February 2015. Mr. Hanley holds B.A. and M.A. degrees in business administration from Marquette University.

Clara Ezed has served as a member of our Board of Directors since June 2017, and has served as a member of our Audit Committee since December 2017 and as a member of our Compensation Committee since March 2019. Ms. Ezed has served as Head of EU Operations, EU General Counsel and VP European Regulatory Affairs of La Jolla Pharmaceutical, a San Diego based biopharmaceutical company, since December 2017.  Prior to that, Ms. Ezed served as VP, Legal & Regulatory Affairs of Emas Pharma Ltd., a global contract research organization, from October 2013 to November 2017. From September 2009 to October 2013, Ms. Ezed served as VP, Regulatory Affairs & Drug Safety of European Medical Advisory Services Ltd., a global contract research organization. Since 2011, Ms. Ezed has served as a director of a privately listed company, Sebaroyale Ltd, focused on the development and commercialization of a range of cosmeceuticals. Ms. Ezed, a lawyer and pharmacist with 22 years’ experience working in the pharmaceutical industry, has managed a large and varied portfolio working in regulatory and medical affairs, quality assurance, clinical operations and pharmacovigilance. Ms. Ezed holds a BSc. in Pharmacy from the University of Strathclyde, an MBA degree from Middlesex University, a Postgraduate Diploma in Pharmacovigilance from the University of Hertfordshire, a Postgraduate Diploma in Law from Nottingham University and a Postgraduate Diploma in Legal Professional Services from City Law School, London. Ms. Ezed is a member of the Bar of England and Wales and a member of the General Pharmaceutical Council.

Dr. Mary Jo Gorman has served as a member of our Board of Directors and as a member of our Audit Committee and Compensation Committee since May 2015, and has served as a member of our Financing Committee since June 2016. Dr. Gorman is the chief executive officer of Healthy Bytes, a venture backed healthcare services company, located in St. Louis, Missouri.  Dr. Gorman also serves as Managing Director at Prosper Capital, an early stage investment fund focused on women-led businesses. In 2006, Dr. Gorman founded Advanced ICU Care, the largest telemedicine ICU services provider in the United States, in which she also served as Chairman and Chief Executive Officer from 2006 and 2014. From December 2016 to 2018, Dr. Gorman served as interim CEO and as a member of the audit committee of TripleCare, a U.S. provider of telemedicine-based healthcare services to skilled nursing facilities, subsequently sold to Curavi Health. Dr. Gorman served on the board of directors of Curavi Health from 2019 to July 2020.  From 1999 to 2006, Dr. Gorman served at IPC-The Hospitalist Company (Nasdaq:IPCM), a leading national physician group practice, as Chief Medical Officer (2003-2006), Vice President of Medical Affairs (2001-2003) and Regional Medical Director (1999-2001). From 1996 to 1998, Dr. Gorman served as President of Inpatient Care Group, a hospitalist group in St. Louis, Missouri, which she had founded to provide hospitalist services to primary care physicians and hospitals and which was subsequently sold to IPC. From 1991 to 2008, Dr. Gorman served as President of Critical Care Services, Inc., a privately held corporation which she had founded and which was later sold to Advanced ICU Care. Dr. Gorman was awarded with the following awards: 2015 Distinguished Alumni Award, Southern Illinois University School of Medicine; 2013 Distinguished Alumni Award, Olin School of Business, Washington University; 2011 EY Entrepreneurial Winning WomenTM Class of 2011; 2009 Top 25 Influential Women in Healthcare by Modern HealthCare Magazine. Dr. Gorman holds a B.A. degree in Chemistry and Biology (Cum Laude) from St. Louis University, an M.B.A degree from Olin School of Business, Washington University and an M.D. from Southern Illinois University School of Medicine.

XiangQian (XQ) Lin has served as a member of our Board of Directors since February 2015. Mr. Lin has served as the President and Chief Executive Officer of the Esco Group since 2011, and is a life sciences entrepreneur and investor with a demonstrated track record across the United States, Asia and Europe.  Mr. Lin has co-founded multiple companies including Carmentix, Carmine Therapeutics and PairX Bio.   Mr. Lin holds a BSc degree in Economics and Finance from the Wharton School of Business, University of Pennsylvania.

Yuval Yanai has served as a member of our Board of Directors since March 2015 and has served as the Chairman of our Audit Committee and Compensation Committee since March 2015, as the Chairman of our Nominating Committee since October 2015 and as the Chairman of our Financing Committee since June 2016.  Mr. Yanai served as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. from September 2005 through March 2014.  From October 2000 through August 2005, Mr. Yanai served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd.  Prior to that, from April 1998 to September 2000, Mr. Yanai served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and, from 1991 to April 1998, he served as the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the developing and manufacturing of medical imaging devices.  Mr. Yanai joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Hadassah Medical Organization, and serves as the Chairman of its finance and compensation committees and as a member of its tenders and donation committee.  Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of S&P Global Maalot. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Clal Biotechnology Industries and serves as the Chairman of its audit, financial reporting and compensation committees. Mr. Yanai also serves as a member of the board of directors of Nobio Ltd. and BRH Medical Ltd. Previously, Mr. Yanai served as an external director (within the meaning of the Israeli Companies Law) of Mazor Robotics Ltd. and Medical Compression Systems Ltd. and as a director of Medigus Ltd. and Alcobra Ltd. Mr. Yanai also served as a director of Macrocure Ltd., Citycon Oj, Starplast Industries Ltd., Adama Ltd. (formerly Makteshim-Agan Industries Ltd.), ECI Telecom Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group, Telrad Networks Ltd. and Medical Compression Systems (D.B.N) Ltd.  Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

If re-elected at the Meeting, the director nominees shall be entitled to the compensation and benefits set forth in Proposal 2, subject to shareholder approval at the Meeting.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to elect as directors the nominees named above.  Each director nominee shall be voted on separately.

The Board of Directors recommends a vote FOR the re-election of each nominee for director named above.

PROPOSAL 2
APPROVAL OF REMUNERATION FOR DIRECTORS
(Item 2 on the Proxy Card)

Under the Israeli Companies Law, the terms of remuneration payable to a director of a public company require the approval of the compensation committee, board of directors and the shareholders, in that order.  Subject to the re-election of the director nominees listed in Proposal 1, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the payment to each such director the following fees, all to be paid on a quarterly basis:

•	Annual fees: An annual fee of (i) US$25,000 for service on the Board of Directors; and (ii) US$2,500 for service on the Audit Committee.

•	Per meeting fee: A per meeting fee of US$850 for each meeting of the Board of Directors or any committee thereof attended in person or via telephone.

•
Chairman fee: An annual fee of (i) US$10,000 for service as Chairman of the Board of Directors (other than an Active Chairman, who may be entitled to an increased fee in accordance with our Compensation Policy); and (ii) US$5,000 for service as Chairman of the Audit Committee.

The foregoing fees are the same annual and per meeting fees that were approved by our shareholders at our 2019 annual general meeting for payment to our directors during their current term of service.

In addition, if re-elected at the Meeting, our directors will continue to benefit from the directors’ and officers’ indemnification and exculpation agreement that we previously entered into with each of them, as well as from our directors’ and officers’ liability insurance policy, as in effect from time to time.  The directors, if re-elected, will also be entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy, as in effect from time to time.

The proposed payment of annual and per meeting fees to our directors and other compensation terms are consistent with our existing Compensation Policy and the proposed amended and restated Compensation Policy being presented for approval at the Meeting (see Proposal 5).

To our knowledge, there are no agreements or arrangements between any director or director nominee and any third party relating to compensation or other payment in connection with their candidacy or service on our Board of Directors.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the remuneration to be paid to each director of the Company, subject to their re-election at the Meeting, as set forth in Proposal 2 of the Proxy Statement for the Meeting be, and hereby is, approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 3
APPROVAL OF INCREASE OF AUTHORIZED AND REGISTERED SHARE CAPITAL AND
AMENDMENT OF THE ARTICLES OF ASSOCIATION ACCORDINGLY
(Item 3 on the Proxy Card)

Under our current Articles of Association, our authorized and registered share capital is NIS 216,000,000 divided into 90,000,000 ordinary shares, of a nominal (par) value NIS 2.40 each.  As of October 20, 2020, an aggregate 46,233,296 ordinary shares were issued and outstanding.  In addition, as of such date, warrants exercisable into an aggregate 30,662,392 ordinary shares were outstanding and options to purchase an aggregate 871,661 ordinary shares and an aggregate 78,486 RSUs were outstanding under our equity-based incentive plans.

It is proposed to increase our authorized and registered share capital by NIS 648,000,000 (the “Capital Increase”) and to amend our Articles of Association accordingly to reflect the Capital Increase.  As a result, immediately following the Capital Increase, if approved at the Meeting, our authorized and registered share capital will be NIS 864,000,000 divided into 360,000,000 ordinary shares, nominal (par) value NIS 2.40 each.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital and in order that the increase in authorized share capital would allow us to meet our future business needs as they arise.  These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits, and other bona fide corporate purposes.

The possible future issuance of equity securities consisting of ordinary shares or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that the new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or if the issuance consists of equity securities convertible into ordinary shares, to the extent that the securities provide for the conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; and (iii) diluting the book value per share of the outstanding ordinary shares.

Accordingly, the Board of Directors is recommending to shareholders to approve the Capital Increase and to amend our Articles of Association accordingly to reflect the Capital Increase.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve an increase of the Company’s authorized and registered share capital by NIS 648,000,000, so that following such increase, the authorized and registered share capital of the Company will be NIS 864,000,000 divided into 360,000,000 ordinary shares, nominal (par) value NIS 2.40 each, and to amend the Company’s Articles of Association accordingly.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 4
APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S SHARE CAPITAL AND
AMEND THE ARTICLES OF ASSOCIATION ACCORDINGLY
(Item 4 on the Proxy Card)

Purpose and Effect of the Reverse Split

On June 5, 2020, we received a notification from the Nasdaq Listing Qualifications that we are not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Further, on April 16, 2020, in response to the COVID-19 pandemic, and the resulting related market conditions, Nasdaq elected to provide temporary relief from minimum bid price requirement by tolling compliance through June 30, 2020.  As a result of the tolling of the bid price requirements, we have 180 calendar days from July 1, 2020, or until December 28, 2020, to regain compliance with the minimum bid price requirement.  We can regain compliance, if at any time during this 180 day period, the closing bid price of our ordinary shares is at least $1 for a minimum of ten consecutive business days, in which case we will be provided with a written confirmation of compliance and this matter will be closed.  If we do not regain compliance by the end of such period, we may then be eligible for an additional 180 day grace period if we meet Nasdaq’s initial listing standards with the exception of the minimum bid price requirement.  If we are not then eligible for such additional grace period, Nasdaq will notify us that our ordinary shares are subject to delisting.

We believe that the continued listing of our ordinary shares on the Nasdaq Capital Market will enable us to have better access to the public capital markets while providing for greater liquidity for our shareholders. In addition, we believe that the reverse share split is advisable in order to make our ordinary shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public.  Our Board of Directors believes that the anticipated increased price resulting from the reverse share split may generate additional interest and trading in our ordinary shares. Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Furthermore, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the share price than commissions on higher-priced stocks, the current average price per share of ordinary shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

We are therefore seeking approval of the shareholders to effect a reverse share split of our outstanding ordinary shares within a range of 1 for 10 to 1 for 20, the exact ratio to be determined by further action of our Board of Directors (the “Reverse Split”), and to amend our Articles of Association (as may be amended, if Proposal 3 is approved at the Meeting), to effect such Reverse Split.  If the Reverse Split is approved by our shareholders, then the Board will have the authority to decide, within three months of the Meeting, whether to implement the Reverse Split and the exact ratio for the Reverse Split within the range.  Following such determination by our Board of Directors, we will issue a press release announcing the effective date of the Reverse Split and will amend our Articles of Association (as may be amended, if Proposal 3 is approved at the Meeting) to effect such Reverse Split.  The Company is required to give notice to Nasdaq at least 15 calendar days prior to the record date of a Reverse Split.

If the Reverse Split is implemented, the number of authorized shares as well as the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio selected by the Board of Directors and the par value per ordinary share will be increased proportionately.  In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants will be adjusted pursuant to the terms of the respective warrants in connection with the Reverse Split.  Furthermore, upon completion of the Reverse Split, the number of ordinary shares issuable pursuant to the 2006 Unit Option Plan and 2015 Equity Incentive Plan and 2015 US Sub-Plan to the 2015 Equity Incentive Plan, as well as the number of shares and exercise prices subject to outstanding options under the plans and the number of shares subject to outstanding RSUs under the plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split.  Instead, all fractional shares will be rounded up to the nearest whole ordinary share.

In the event that the Company’s shareholders do not approve the Reverse Split and the proposed amendments to the Company’s Articles of Association and the Company does not otherwise regain compliance with the minimum bid price requirements in the requisite time period, the Company’s ordinary shares will likely be delisted from trading on the Nasdaq Capital Market.  Delisting could also negatively impact the Company’s ability to secure additional financing.  Accordingly, the Board of Directors recommends that the shareholders vote to approve the Reverse Split as described above on a date to be determined by our Board of Directors and announced by the Company and authorize the Company to amend the Articles of Association (as may be amended, if Proposal 3 is approved at the Meeting) accordingly.

Implementation of Reverse Split

If our shareholders approve the Reverse Split and our Board of Directors decides to effectuate the Reverse Split, each block of 10 to 20 (depending on the Reverse Split ratio) ordinary shares issued and outstanding will be reclassified, and changed into one fully paid and nonassessable ordinary share of the Company.  In addition, the number of authorized ordinary shares that the Company may issue will be reclassified, and proportionately decreased in accordance with the Reverse Split ratio.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names.  Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name.  However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split.  Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Our registered holders of ordinary shares hold their shares electronically in book-entry form with the transfer agent.  These shareholders do not have share certificates evidencing their ownership of their ordinary shares.  They are, however, provided with a statement reflecting the number of shares registered in their accounts.  Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split ordinary shares, subject to adjustment for treatment of fractional shares.

Certain Risks Associated with the Reverse Split

There are numerous factors and contingencies that could affect our price following the proposed Reverse Split, including the status of the market for our ordinary shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions.  Accordingly, the market price of our ordinary shares may not be sustainable at the direct arithmetic result of the Reverse Split.  If the market price of our ordinary shares declines after the Reverse Split, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the split will be lower than before the split.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis.  Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Certain U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences of the Reverse Split to U.S. Holders (as defined below) of our ordinary shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences and does not address the tax treatment of any fractional shares that may result from the Reverse Split. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers, U.S. Holders that own, directly or constructively, at any time, ordinary shares representing 10% or more of our voting power or value, and tax-exempt entities. As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change retroactively as well as prospectively.  This summary also assumes that the ordinary shares prior to the Reverse Split (the “Old Shares”) were, and the ordinary shares after the Reverse Split (the” New Shares”) will be, held as a “capital asset,” as defined in the Code ( i.e., generally, property held for investment). The tax treatment of a U.S. Holder may vary depending upon the particular facts and circumstances of such U.S. Holder. Each shareholder is urged to consult with such shareholder's own tax advisor with respect to the tax consequences of the Reverse Split.

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of the ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold the ordinary shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split.

We have not sought and will not seek any ruling from the Internal Revenue Service, or an opinion from counsel with respect to the U.S. federal income tax consequences of the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the Internal Revenue Service or the courts.  Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

The Reverse Split is intended to constitute a recapitalization for U.S. federal income tax purposes. Therefore, subject to the discussion regarding passive foreign investment company (“PFIC”) status below,  no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split.  The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Split.

We believe that the Company was a PFIC for the taxable year ended December 31, 2019 and may be a PFIC for the taxable year ending December 31, 2020. However, the Company’s actual PFIC status for the current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to the Company’s status as a PFIC for the taxable year ending December 31, 2020 or any subsequent taxable year. If the Company is treated as a PFIC with respect to a U.S. Holder and Section 1291(f) applies to the U.S. Holder’s transfer of shares pursuant to the Reverse Split, the U.S. Holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split if the Company were treated as a PFIC.

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences of the Reverse Split is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended (the “Ordinance”), and the policy of the Israel Tax Authority (“ITA”) as currently in effect, and is for general information only. The Ordinance and ITA policy are subject to change retroactively as well as prospectively. This summary does not purport to be a complete discussion of all of the possible Israeli income tax consequences and is included for general information only.  Further, it does not address the tax treatment of any fractional shares that may result from the Reverse Split.  Shareholders are urged to consult their own tax advisors to determine the particular consequences to them of the Reverse Split.

Generally, a reverse share split could be viewed for Israeli tax purposes as a sale of the ordinary shares held by each shareholder prior to the Reverse Split (the “Old Shares”), with the consideration being the new ordinary shares received in the Reverse Split (the “New Shares”).  Such sale (or deemed sale) of ordinary shares will generally be viewed as a capital gain taxable event for Israeli tax purposes and will result in the recognition of capital gain or capital loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation that exists between the State of Israel and the country of residence of the shareholder.

However, Income Tax Ruling 15/07 issued by the ITA provides that if certain requirements are met, a reverse split would not be viewed as a capital gain taxable event and the aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split will be the same as the shareholder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The shareholder’s holding period for the New Shares will include the period during which the shareholder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split.  The requirements of the foregoing ruling are as follows: the Reverse Split shall apply the same conversion ratio for all Company shares and all of the Company’s shareholders; there will be no change in the shareholders’ rights (whether in their voting rights or rights for profits) as a result of the Reverse Split; the Reverse Split shall not include any consideration, compensation or other economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the Company; the economic value of all of the issued shares shall not be affected by the Reverse Split; and the Reverse Split will not effect any change other than the number of issued shares.  We believe that the Reverse Split meet the requirements of the foregoing ruling and accordingly, that the Reverse Split would not be viewed as a capital gain taxable event and the aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split will be the same as the shareholder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The shareholder’s holding period for the New Shares will include the period during which the shareholder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split.

Our view regarding the tax consequences of the Reverse Split is not binding on the ITA or the courts.  Accordingly, each shareholder should consult with his, her or its own tax advisor with respect to all of the potential Israeli tax consequences to such shareholder of the Reverse Split.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER.  ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve a reverse share split of the Company’s ordinary shares in a ratio to be determined by the Board of Directors in a range of 1 for 10 to 1 for 20, effective on the date to be determined by the Board of Directors and announced by the Company, and to amend the Company’s Articles of Association (as may be amended, if Proposal 3 is approved at the Meeting) accordingly.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the Reverse Split and to amend the Articles of Association accordingly.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 5
APPROVAL OF AMENDED AND RESTATED COMPENSATION POLICY FOR EXECUTIVE
OFFICERS AND DIRECTORS
(Item 5 on the Proxy Card)

Under the Israeli Companies Law, a public company is required to adopt a compensation policy that sets forth the terms of service and employment of office holders (within the meaning of the Israeli Companies Law), including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit.  Such compensation policy must comply with the requirements of the Israeli Companies Law.  The compensation policy must be approved at least once every three years, by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by the Special Majority.  Our current compensation policy was approved by our shareholders on June 22, 2017, as amended on December 12, 2019 (the “Current Compensation Policy”), and accordingly, we are now required to approve a new compensation policy in accordance with Israeli law.  In addition, the board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.

The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and the nature of the company’s operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder.  The compensation policy must include certain principles and provisions set forth in the Israeli Companies Law.

Our Current Compensation Policy serves as the basis for decisions concerning the terms of employment or engagement of our chief executive officer, members of our executive management, each person fulfilling such positions even if his or her title is different, and directors.  The Compensation Policy was drafted and approved in accordance with the requirements of the Israeli Companies Law and determines (among other things) the amount of the compensation of our officers and directors, its components, the maximum values for the various components of compensation and the method for determining compensation.

Accordingly, our Compensation Committee and Board of Directors conducted a periodic review of our Current Compensation Policy, including in view of recent guidance regarding compensation policies issued by the Israel Securities Authority (the “ISA”).  In addition, we engaged an independent consultant to prepare applicable benchmark information, which was reviewed and considered by the Compensation Committee and Board of Directors.

Based on the foregoing review and consideration, our Compensation Committee and Board of Directors concluded that it would be in the best interest of our company to amend and restate our Current Compensation Policy in the form attached to this Proxy Statement as Exhibit A (the “Amended Compensation Policy”). The primary differences between the provisions of the Amended Compensation Policy and the Current Compensation Policy, in addition to certain changes consistent with common practice relating to compensation policies, are as follows:

•
The terms for the procurement, extension or renewal of general directors’ and officer’s liability insurance (“D&O Insurance”) by our Compensation Committee, in reliance on an exemption from shareholder approval under relief regulations promulgated under the Israeli Companies Law, have been amended to remove the maximum annual premium and maximum deductible, consistent with recently issued ISA guidance regarding compensation policies.  There is no change to the maximum limit of liability (including side “A” coverage) of US$50 million.

•
The provision regarding the procurement of D&O insurance for specific events, such as public offerings and “run-off” coverage, has been revised to clarify that the procurement of such insurance may also be approved solely by the Compensation Committee in reliance on the foregoing exemption from shareholder approval, provided that the conditions set forth in the general D&O Insurance provision have been met.

Under the Israeli Companies Law, the adoption of the Amended Compensation Policy must be approved by the compensation committee, board of directors and shareholders by the Special Majority (in that order).  Our Compensation Committee and Board of Directors approved, subject to shareholder approval, the proposed Amended Compensation Policy, while taking into account the considerations, principles and provisions set forth in the Israeli Companies Law.

If the Amended Compensation Policy is approved and adopted by our shareholders at the Meeting, it may remain in effect for up to three years, and shall be subject to periodic assessments by our Board of Directors in accordance with the Companies Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amended Compensation Policy of the Company, in the form attached as Annex A to the Proxy Statement for the Meeting be, and hereby is, approved and adopted.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve the foregoing resolution.  In addition, the approval of Proposal 5 is also subject to the fulfillment of the Special Majority.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of “personal interest,” see above “Vote Required for Approval of the Proposals.”

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 6
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 6 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as our independent registered public accountants for the fiscal year ending December 31, 2020 and for such additional period until our next annual general meeting, pursuant to the recommendation of our Audit Committee and Board of Directors.  Brightman Almagor Zohar & Co. has no relationship with us or our U.S. subsidiary except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related and other services.

In accordance with the rules of the SEC, Israeli law and our Articles of Association, our Audit Committee pre-approves and recommends to the Board, and our Board of Directors approves the compensation of Brightman Almagor Zohar & Co. for audit and other services, in accordance with the volume and nature of their services.  Pursuant to the pre-approval and recommendation of our Audit Committee, our Board of Directors has approved the engagement of Brightman Almagor Zohar & Co for the audit of our financial statements for the year ending December 31, 2020, for a total remuneration of up to US$60,000 (plus expenses) for audit services, US$15,000 for audit related services and approximately US$26,235 for tax and other services.  For the year ended December 31, 2019, we paid Brightman Almagor Zohar & Co US$60,000 for audit services and US$21,264 for audit-related services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2020 and for such additional period until the next annual general meeting, be and hereby is ratified and approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

Our Board of Directors has approved, and is presenting to the shareholders for review and discussion at the Meeting, our audited financial statements for the year ended December 31, 2019.  This Item will not involve a shareholder vote.

Our audited financial statements for the year ended December 31, 2019, which form part of our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 6, 2020, are available for viewing via the SEC’s website at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com/.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the audited financial statements free of charge upon request.  None of the audited financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers.  We fulfill these requirements by filing reports with the SEC.  Our SEC filings are available to the public on the SEC’s website at www.sec.gov.  As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law and the regulations promulgated thereunder.  Under Section 66(b) of the Israeli Companies Law, only shareholders who severally or jointly hold at least 1% of or outstanding voting rights are entitled to request that our Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders.  Accordingly, any such shareholders may request to include a proposal on the agenda of the Meeting by submitting their proposals in writing to Mira Rosenzweig, our Chief Financial Officer, at the following address: Check-Cap Ltd., Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, Attention: Chief Financial Officer.  For a shareholder proposal to be considered for inclusion at the Meeting, our Chief Financial Officer must receive the written proposal, together with the accompanying documentation and information required to be submitted under Israeli law, no later than October 29, 2020.  If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda on the Meeting, we will publish a revised agenda for the Meeting no later than November 5, 2020, by way of issuing a press release or submitting a Report on Form 6-K to the SEC.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2020 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, /s/ Steven Hanley Steven Hanley Chairman of the Board of Directors

Date: October 21, 2020

Exhibit A

________________________________

CHECK-CAP LTD.

COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS
________________________________

1.
Purpose

This Compensation Policy (the “Policy”) constitutes the Compensation Policy (as such term is defined in the Companies Law) of Check-Cap Ltd. (the “Company”) with respect to the determination of Terms of Office and Engagement of Office Holders (as such term is defined in the Companies Law), if and to the extent such determination is required by the Companies Law be made pursuant to the Compensation Policy.

2.	Definitions; Construction

2.1.
“Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, is controlled by such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.
“Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.	“Board” means the Board of Directors of the Company.

2.4.	“CEO” means the Chief Executive Officer of the Company

2.5.	“Committee” means the Compensation Committee of the Board, within the meaning of the Companies Law.

2.6.	“Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.7.	“Director” means any member of the Board of Directors of the Company.

2.8.	“Executive” means any Office Holder who does not serve solely as a director.

2.9.	“External Director” means as set forth in the Companies Law.

2.10.	“Office Holders” means as set forth in the Companies Law, regardless of whether such Office Holder is employed by the Company or an Affiliate thereof.

2.11.
“Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.12.	“Terms of Office and Engagement” means as defined in the Companies Law.

2.13.
Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law.  The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Plan.

2.14.
Nothing in this Policy shall confer upon any person, including, any Office Holder, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature or to interfere with or limit in any way the right and authority of the Company or any its Affiliates to determine any compensation, remuneration or benefits or to terminate the service or employment of any Office Holder.  The Terms of Office and Engagement of an Office Holder shall only be as set in an agreement between such Office Holder and the Company or its Affiliates or in a written undertaking of the Company or its Affiliates or in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Office Holder, and, in each case, as prescribed by Applicable Law.  No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.15.
To the extent that an Office Holder’s engagement or service is effected pursuant to an agreement between the Company or any Affiliate thereof, on the one hand, and an Affiliate of the Office Holder, on the other hand, then this Policy shall apply, mutatis mutandis, to the same extent as if the service or engagement would have been made pursuant to an agreement with the Office Holder personally.  To the extent that an Office Holder’s engagement or service (including, a Director in his capacity as such or in other capacities) is not through employment relations with the Company or any Affiliate thereof then this Policy shall apply, mutatis mutandis.

2.16.
This Policy shall not apply, and shall have no effect with respect to or derogate from, any Terms of Office and Engagement of any Office Holder which are in effect prior to the date of adoption of this Policy.

2.17.
To the extent that after the date on which this Policy is approved in accordance with the Companies Law relief is granted as to the mandatory or minimum requirements prescribed by Applicable Law to be included in a Compensation Policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, than such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

3.	Administration

3.1.
To the extent permitted under the Companies Law, this Policy shall be administered by the Board, unless and to the extent an action necessary for the administration of this Policy is required under the Companies Law to be taken by the Committee (and in any such event, all references herein to the Board shall be construed as references to the Committee).

3.2.
Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Board’s powers provided elsewhere in this Policy and by the Companies Law, the Board shall have full authority in its discretion, from time to time and at any time, to determine any of the following:

(a)	to interpret the Policy;

(b)	prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and

(c)	any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.	General Considerations

4.1.	This Policy is made, and the Terms of Office and Engagement determined pursuant hereto shall be determined, on the basis of various considerations, including those listed below.

4.1.1.
The Compensation Policy was designed, among other things, to ensure the Company’s ability to recruit and retain the highly talented management personnel that have appropriate qualifications is one of the key elements to the Company.  The Company believes that in order to attract and retain competent and skilled Office Holders that would support the efforts to create shareholder value, the levels of Terms of Office and Engagement should generally be within a range of between average and above average levels in comparable companies.  In certain circumstances, in order to attract unique talents that are considered by the Company as such, the Terms of Office and Engagement may exceed the above levels.

4.1.2.
Promoting the Company’s objectives, its business plan and its long-term strategy.  The Company believes that attracting and retaining Office Holders that have appropriate qualifications is one of the key elements to the Company's success. In order to attract and retain Office Holders that possess skills, experience, professional capabilities and motivation that would support the Company’s efforts to increase shareholder value, the Terms of Office and Engagement under which such Office Holders are retained should be competitive, should reflect the anticipated contribution of such Office Holders to the Company and its business, should reflect the scope of authority and responsibilities of the Office Holder and should create adequate incentives for such Office Holders to dedicate their full attention, skills and efforts to the success and growth of the Company.

4.1.3.
Creating appropriate incentives to the Company’s Office Holders, considering, among other factors, the Company’s risk management policy.  In this respect, the Company will strive to create balanced compensation arrangements under which an Office Holder will be motivated to contribute to the achievement of corporate targets by creating a link between performance and compensation.  On the other hand, attention will be given to the need to allocate an appropriate portion to compensation that is not based on performance with a view to maintaining caution as to the tolerance of risk management.  In addition, the Company believes that the Terms of Office and Engagement should reflect a balance between short-term and long-term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case.  Moreover, the Company believes that the Terms of Office and Engagement of each Office Holder are both a reflection of the Company’s general policies and the individual circumstances relating to the retention of such Office Holder, and therefore, there may be variations between the Terms of Office and Engagement of different Office Holders.

4.1.4.
The size of the Company and the nature of its operations.  The Company is a clinical stage medical diagnostics company engaged in the development of an ingestible imaging capsule that utilizes low-dose X-rays for the screening of polyps before they may transform into colorectal cancer.  In addition, the Company operates in an environment and markets that are dynamic and are continuously in flux offering multiple and different challenges.  Accordingly, in connection with the determination of the Terms of Office and Engagement of each Office Holder, appropriate attention should be given to the particular circumstances and challenges of such Office Holder.

4.1.5.
The Terms of Office and Engagement of an Office Holder should generally be determined after consideration is given to the terms offered to comparable Office Holders in comparable companies, to the extent such information is readily available, with a view to the Company’s ability to offer competitive terms and retain competent and capable Office Holders.

4.2.
The Terms of Office and Engagement of an Office Holder may include a combination of various components, such as: salary and auxiliary payments and benefits, bonuses, equity or equity-linked awards, expense reimbursement, insurance, exculpation and indemnification, and compensation and benefits mandated by Applicable Law.  In each instance, the appropriate components should be considered, and not necessarily all of the above mentioned components need be included.

5.
Specific Considerations in the determination of Terms of Office and Engagement With a view to achieving the general purpose and intent of the considerations as set forth in Section 4, the Terms of Office and Engagement of an Office Holder shall be predominantly based on the following considerations:

5.1.	The education, qualification, skills, expertise, professional experience, accomplishments, references, reputation and achievements of the Office Holder;

5.2.	If applicable, the experience, references, reviews, achievements and sustained performance of the Office Holder overtime with the Company and its Affiliates;

5.3.	The seniority, tenure and duration of employment with or service to the Company or its Affiliates;

5.4.	The job function, organizational level, position and areas of and scope of responsibility and authority of the Office Holder;

5.5.	The obligations, responsibilities, roles and objectives imposed on such Office Holder under Applicable Law;

5.6.	The need to retain Office Holders who have relevant skills, know-how or unique expertise;

5.7.	Prior Terms of Office and Engagement with the Company and its Affiliates or previous employers;

5.8.	The then current and prospective condition of the Company’s business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

5.9.	Geographical location and region of activity, and the then common employment or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction;

5.10.	The terms of compensation of other groups of employees of the Company and its Affiliates that are determined to be relevant;

5.11.
The employment or compensation practices of comparable companies.  The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined in each instance.  Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition, numbers of years of operations and jurisdiction of incorporation or of the executive headquarters;

5.12.	Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates;

5.13.
The ratio between the cost of the Terms of Office and Engagement of the Office Holder and the total cost of salary (as such term is defined in the Companies Law) of other employees of the Company, and specifically the average and median total cost of salary (as such term is defined in the Companies Law) of other employees of the Company (including, for purposes of this section, those engaged through manpower companies), and the effect of such differences on the employment environment in the Company;

5.14.
If the Terms of Office and Engagement include variable components, inclusion of provisions reducing variable components, and setting a limit on the exercise value of an equity variable component, all at the Board’s discretion;

5.15.
If the Terms of Office and Engagement include termination benefits, the period of employment or service of the Office Holder, the Office Holder’s Terms of Office and Engagement during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Office Holder’s contribution towards the Company’s achievement of its goals and maximizing its profits, and the circumstances of termination;

5.16.	If the Terms of Office and Engagement include equity or equity-linked components, the value thereof and the anticipated incentive associated with such components;

5.17.	Any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules, and any other Applicable Law, from time to time;

5.18.	General goals and objectives of the Company (or if applicable, the relevant Affiliate or division) and incentivizing the Office Holder to reach and achieve these goals;

5.19.	The specific goals or targets defined for the Executive or for which such Executive is recruited or retained and incentivizing the Office Holder to reach and achieve these goals; and

5.20.	Such other considerations as are deemed relevant or applicable in the circumstances.

The relevancy and applicability of the foregoing considerations shall be weighed in each particular instance, taking into account that the Company may, in the future, operate in various jurisdictions, each of which may differ significantly in the norms of its employment practices.

The determination shall be made on the basis of all or part of the foregoing considerations and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances.

The Company may, but shall not be required to, obtain advice from advisors and professionals for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

6.
Components of Terms of Office and Engagement of an Executive

The Terms of Office and Engagement of an Executive may include a combination of all or any part of the following components.  In each instance, consideration shall be given as to which components are appropriate and their respective weight.  Any deviation of up to 10% from the ratios and caps set forth in this policy shall not be deemed as a deviation from this Policy.

6.1.	Fixed Compensation

6.1.1.	Base Salary

6.1.1.1.
The base salary of an Executive shall be determined during the course of negotiations for his employment in the Company, conducted by the person who will directly supervise him (for the CEO, the Chairman of the Board, and for the other Executives, the CEO).  The base salary will be determined personally for each Executive and shall express the skills of the candidate (including, among other things, his education, expertise, professional experience), his achievements, suitability with the intended position job requirements and the conditions in the relevant market for similar positions in similar companies, on the recruitment date.  The annual gross base salary (i.e., excluding any benefits and entitlements) shall not exceed US$450,000 for the CEO and US$330,000 for Executives other than the CEO.  The Executives’ salary may be linked to any relevant index.

6.1.1.2.
In order to retain Executives, the Executives’ base salary shall be reviewed annually, taking into consideration the challenges of the given year and the following year, the complexity of the Executives’ roles, their scope and importance to the Company’s performance, all based upon the general considerations specified above.

6.1.2.	Additional Benefits and Terms: The Terms of Office and Engagement of an Executive may include the following additional benefits and terms:

(a)	Pension

(b)	Further education fund

(c)	Severance pay

(d)	Managers insurance

(e)	Medical insurance (including vision and dental) and life insurance, including with respect to immediate family members

(f)	401(K) retirement plan

(g)	Disability insurance

(h)	Periodic medical examination

(i)	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance

(j)
Telecommunication and electronic devices and communication expenses, including (without limitation) cellular telephone and other devices, personal computer/laptop, Internet, or the value of the use thereof

(k)	Paid vacation and the number of vacation days that may be accrued, including, if applicable, the redemption thereof

(l)	Sick days

(m)	Holiday and special occasion gifts

(n)	Recuperation pay

(o)	Expense reimbursement (including domestic and international travel expenses and per diem payments)

(p)	Payments or participation in relocation and related costs and expenses

(q)	Clothing allowance

(r)	Loans or advances (subject to Applicable Law)

(s)	Professional or academic courses or studies

(t)	Newspaper or online subscriptions

(u)	Professional literature

(v)	Professional membership dues or subscription fees

(w)	Professional advice or analysis (such as pension, insurance and tax)

(x)	Exculpation and indemnification

(y)
General directors’ and officers’ liability insurance (“D&O Insurance”) covering persons serving at present or in the future, from time to time, as directors and officers of the Company and its subsidiaries (including those who also serve as officers, directors or employees of a controlling shareholder), including extensions, renewals or replacement thereof.

Subject to Applicable Law, the acquisition, extension, renewal or replacement of D&O Insurance may be approved solely by the Committee provided that (i) the maximum aggregate limit of liability pursuant to the D&O Insurance (including Side “A” coverage) shall be not more than US$50 million for each D&O Insurance period; and (ii) the Committee shall have determined that the D&O Insurance is on market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

(z)
D&O Insurance with respect to specific events, such as public offerings (including by the extension of an existing D&O Insurance policy), or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change in control.  Subject to Applicable Law, the acquisition of such D&O Insurance may be approved solely by the Committee provided that the conditions set forth in paragraph (y) above have been met.

(aa)
Non-solicitation and/or non-compete undertakings for a period of time after termination, and payment in consideration for such undertaking not exceeding the total amount of compensation (including benefits) that would have been payable to the Executive had he or she continued to be employed during the non-solicitation or non-compete period

(bb)	Other benefits generally provided to Company employees (or any applicable Affiliate or division)

(cc)	Other benefits or entitlements mandated by Applicable Law

(dd)	Other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, region of activity or jurisdiction

Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

6.1.3.	Termination Conditions

6.1.3.1.	Advance Notice. Advance notice of termination, not exceeding the higher of the period required by Applicable Law or three (3) months.

6.1.3.2.
Termination and Severance Payments

The Terms of Office and Engagement of an Executive may include the following termination payment (in addition to any mandatory severance payments under Applicable Law) in an amount that shall not exceed:

•	For the CEO – up to nine (9) monthly (gross) base salaries;

•
For an Executive other than the CEO – if the termination is within the first three years of employment or service – up to three (3) monthly (gross) base salaries; and if the termination is after the first three years of employment or service – up to nine (9) monthly (gross) base salaries.

When determining termination and severance payments, the Compensation Committee and Board shall take into consideration the Office Holder’s term of employment, the Office Holder’s compensation during employment with the Company, the Company’s performance during such period, the contribution of the Office Holder to achieving the Company’s goals and the circumstances of termination.

6.1.4.
Change-of-Control.  The Terms of Office and Engagement of an Executive may include a one-time payment of up to 100% of the Executive’s annual cash compensation (i.e., annual (gross) base salary and target annual bonus) in connection with a Transaction, as defined in the Equity Plan (as such term is defined below), subject to such other terms and conditions as the Committee and Board may determine.

6.2.	Variable Compensation

6.2.1.
The Company believes that the Terms of Office and Engagement should reflect a balance between short-term and long-term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Therefore, the Company believes that annual variable compensation (including, without limitation, plan-based annual bonuses and the value of equity, as set forth in Sections 6.2.4.16 and 6.3 hereof, special bonuses and sign- on bonus) may constitute up to 85% and 75% of the overall (combined fixed and variable) annual compensation, for the CEO and for other Executives, respectively.

6.2.2.
Variable compensation (cash and equity-based) may be subject to measurable and/or non-measurable criteria, provided that, subject to Section 6.2.1, (i) with respect to the CEO and any other Office Holder who is not subordinate to the CEO, only a non-material portion of the aggregate variable compensation may be based on non-measurable criteria (unless the aggregate variable compensation does not exceed three monthly salaries per year, in which case all of the variable compensation may be based on non-measurable criteria), while taking into account the contribution to the Company of such Office Holder; and (ii) with respect to any Office Holder who is subordinate to the CEO, up to 100% of the annual variable compensation awarded to such Office Holder may be based on non-measurable criteria, without limitation.

6.2.3.
Subject to Applicable Law, the following shall be authorized to determine the measurable criteria in the case of variable compensation (cash and equity-based) that is based on measurable criteria and to determine and approve if and to what extent the measurable criteria have been achieved, provided that the criteria is consistent with this Policy:

Office Holder	Authorized Body
Office Holder other than the CEO and Director	CEO
CEO	Committee and Board
Director	Shareholders

Notwithstanding the foregoing, with respect to a Director, the Committee and Board may determine the measurable criteria provided that one of the following conditions apply:

(1)
All of the following conditions apply: (i) the determination must be consistent with this Policy; (ii) the award must be based only on measurable criteria; (iii) the potential award is up to three monthly salaries; and (iv) the measurable criteria are approved in advance by the Committee and Board.

(2)
All of the following conditions apply: (i) the determination must be consistent with this Policy; (ii) the Office Holder is serving in an operational position in addition to serving as a Director; and (iii) at the time of the approval, no Directors who are receiving from the Company criteria-based compensation (in their capacity as a Director or other Office Holder) shall participate in the approvals.

6.2.4.  Bonuses.  Bonuses may include plan-based annual bonuses and other bonuses:

6.2.4.1. Annual Bonus

(a)
With respect to each year, an Executive Management Bonus Plan (the “Bonus Plan”) may be prepared for each Executive, containing any or all of the criteria described in clause (b) below, subject to Sections 6.2.1 and 6.2.2.  The Bonus Plan may, but shall not be required to, be set out in individual agreements with the applicable Executives. To the extent applicable, the Bonus Plan may be revisited during the annual period, including in order to account for significant changes in the Company’s business or operations or material changes in the market(s) in which the Company operates during such year.

(b)	The criteria for the Bonus Plan will be categorized in three types, as follows:

•
Company Performance Criteria: Overall Company performance criteria (may be determined on a Company-wide or divisional basis), which are based on the following actual financial (whether GAAP or non-GAAP) and operational results, with the following weights assigned to such measures:

(i)
Until the Company commences product sales: achievement of clinical and/or R&D milestones; operational milestones; regulatory approvals; legal targets and quality objectives; success in raising capital; meeting the Company’s budget; business development goals; economic or strategic measures; execution of projects; and compliance with corporate governance goals.  Each such criteria may constitute up to 50% of the total Company performance criteria and the total individual performance criteria, as applicable.

(ii)
Once the Company commences product sales: achievement of clinical and/or R&D milestones; operational milestones; regulatory approvals; legal targets and quality objectives; success in raising capital; meeting the Company’s budget; business development goals; financial, economic or strategic measures; execution of projects; compliance with corporate governance goals; net revenues; sales; operating profit; earnings per share (EPS); and cash flow.  Each such criteria may constitute up to 35% of the total Company performance criteria and the total individual performance criteria, as applicable.

•
Individual Performance Criteria: Quantitative individual performance criteria, which are based on the achievement of specific pre-defined goals determined for each individual Executive, in accordance with his or her position.  The individual performance criteria and weights of such criteria shall be in accordance with clauses (i) or (ii) above, as applicable.

•
Managerial Appraisal: Qualitative individual performance criteria, which may be based on specific pre-defined competencies and behaviors for each individual Executive.  The evaluation of the performance of the CEO shall be performed by the Board and the evaluation of the performance of other Executives shall be performed by the CEO, considering the contribution of the Executive to the Company and its Affiliates and other considerations such as (without limitation) the need to retain an Executive with skills, know-how or unique expertise; the responsibilities imposed on an Executive; changes that occurred in the responsibilities imposed on an Executive during the year; performance satisfaction, including assessing the degree of involvement of an Executive and devotion of efforts in the performance of the Executive’s duties; assessment of an Executive’s ability to work in coordination and cooperation with other employees; and Executive’s contribution to an appropriate control environment and ethical environment.

The following will be considered when determining the allocation of the above criteria, which may differ from one Executive to  another: (i) emphasizing the high level of accountability to overall Company performance and financial results expected of each Executive; (ii) creating a personal link between each Executive’s compensation and the achievement of the corporate goals; and (iii) driving individuals to a high-performance culture.

(c)	The criteria and the method of measuring the criteria underlying the bonuses may differ from period to period and from one Executive to another.

(d)
The Bonus Plan may, but shall not be required to, include a minimum percentage of achievement of the performance criteria(s) for a given year that shall be required in order to pay any annual cash bonus to any Executive under the Bonus Plan for such calendar year, less than which threshold(s) will prevent any Executive from qualifying for an annual cash bonus in such calendar year. In such event, once the minimum threshold(s) are achieved, the formula for calculating the annual cash bonus payout at the end of the year for an Executive may result in a partial bonus payout in the event that an Executive achieves less than 100% of his or her performance criteria.

(e)
The maximum bonus amount per year under the Bonus Plan that an Executive will be entitled to receive for any given calendar year may not exceed 150% of the annual (gross) base salary for the CEO and up to 75% of the annual (gross) base salary of an Executive other than the CEO.

(f)	The authorized body shall be entitled to reduce or cancel an Executive’s annual bonus at his or its discretion.

(g)
An Executive whose employment shall commence during a bonus year will be entitled to a pro-rated bonus, provided that the Executive has been employed for at least six months during the bonus year; provided, however, that under special circumstances, the authorized body may determine that an Executive whose employment commenced more than six month into the bonus year shall be entitled to a pro-rated bonus. An Executive whose employment terminated during a bonus year (including upon a change of control event) will be entitled to a pro-rated bonus for that year, other than if the employment was terminated for Cause (as such term shall be defined in the Executive’s individual agreement and in the absence thereof, as defined in the Equity Plan), in which case an Executive shall not be entitled to an annual bonus.

          6.2.4.2. Special Bonuses

(a)
The Terms of Office and Engagement of an Executive may include other bonuses (cash bonus or equity award) payable under special and exceptional circumstances (“Special Bonuses”).  Special Bonuses shall be based on the achievement by the Company (or the applicable Affiliate or division) or the Executive of specific goals or the occurrence of specific events (such as, without limitation, execution of projects not within the scope of the annual work plan, exceptional and extraordinary efforts to execute a project within the scope of the annual work plan and exceptional contribution to the Company’s success and promotion of its goals).

(b)	The Special Bonus payable to an Executive may be up to three (3) times the monthly gross base salary (in addition to any annual bonus or Sign-on Bonus (as defined below) (if any)).

6.2.4.3. Sign-on Bonus

(a)
The Terms of Office and Engagement of a newly hired Executive may include a signing bonus (the “Sign-on Bonus”).  Sign-on Bonuses shall be determined taking into consideration market considerations and the specific circumstances of the newly hired Executive.

(b)
The Sign-on Bonus payable to a newly hired Executive may be up to 30% of such Executive’s annual base salary for the first year of employment (in addition to any annual bonus or Special Bonus (if any)).

6.3.	Equity-Based Compensation

6.3.1.
Equity awards will be made in the manner prescribed by the Company’s 2015 Equity Incentive Plan (including the United States Sub-Plan thereto), as amended, and under such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”).  These may include: options to purchase shares of the Company, share appreciation rights, restricted share units, restricted share awards, performance based awards and any other type of equity compensation that is based on the Company’s securities and may be granted under applicable tax regimes.

6.3.2.
The maximum value of all equity awards, in the aggregate, that are granted to a particular Executive on an annual basis shall not exceed 400% of the annual base salary of that Executive in the case of the CEO and 200% of the annual base salary of that Executive in the case of all other Executives.  The maximum value of all equity awards shall be determined as of the date(s) of grant, other than cash-settled equity awards, which shall be determined as of the date(s) of payment. To determine the maximum annual value of an equity award as of the grant date, the aggregate fair value of the equity award is measured at the grant date in accordance with the accounting treatment in the financial statements and is spread over the vesting period according to generally accepted accounting principles.

6.3.3.
Equity awards will be subject to an overall vesting period or reverse-vesting, as applicable (being measured by the last vesting date from the date of commencement of vesting) of no less than three (3) years (including periodic vesting dates during such period), with a minimum period of one (1) year prior to the vesting of the first tranche of equity awards granted to Executives.  Such minimum vesting or holding period is an appropriate incentive, on a long-term basis. As set forth in the Equity Plans, the Equity Plan administrator shall also have the authority to determine the specific vesting schedule, including partial or full acceleration of vesting of equity awards in certain events, including termination events or change in control, as the Equity Plan administrator deems appropriate, as well as other adjustments, modifications and changes to the terms of the equity awards (which adjustments, modifications and adjustments may be made either at the time of approval of the award or at any time thereafter), as permitted under the terms of the Equity Plans and subject to Applicable Law.  The maximum term of any equity award (prior to its expiration) shall be ten (10) years from the date of grant.

6.3.4.
With respect to an equity award under the Equity Plan that includes an exercise price – the exercise price shall not be lower than the average closing price of the Company’s ordinary shares on the NASDAQ Stock Market during the 30 trading days prior to the date of grant of the award.

6.3.5.
In the event that equity awards granted to groups of employees of the Company and/or its Affiliates are subject to a re-pricing or other amendment or adjustment of terms that is applied to the entire group of such employees, then such re-pricing or other amendment or adjustment may be applied also to Executives that constitute part of the same group, subject to obtaining all approvals required under Applicable Law.

6.3.6.	The Board and/or the Committee may amend other terms of an Executive’s grant(s) to the extent provided in the applicable Equity Plan and subject to Applicable Law.

6.3.7.
The Company may approve to accelerate the vesting and/or continue the vesting and/or the exercise eligibility of an Executive’s equity awards after termination of such Office Holder’s service or engagement, in accordance with the provisions of the Equity Plans.

6.4.
Subject to Applicable Law, a non-material amendment to the terms of office and engagement of an Office Holder who is subordinate to the CEO (as compared to those approved by the Committee) shall not require the approval of the Committee, provided that such amendment was approved by the CEO and the amended engagement terms are consistent with this Policy.

7.	Components of Terms of Office and Engagement of a Director

7.1.
Director Compensation

The Terms of Office and Engagement of a Director (including an External Director, if any is serving on the Board) may include a combination of all or any part of the following components.  In each instance, a consideration shall be made as to which components are appropriate and their respective weight.

The Terms of Office and Engagement of an External Director (if any is serving on the Board) shall be subject to and determined in accordance with the Companies Law and regulations promulgated thereunder.

Except as set forth in this Section 7, Directors shall not be entitled to any compensation, unless they are employed in an additional position at the Company, in which case their salary shall be determined according to Company customary compensation for similar positions, subject to the provisions of this Policy.

7.1.1.	Fees and benefits 7.1.1.1. Fees

7.1.1.1.1.
Periodic Fees.  Fees payable with respect to a period of service on the Board and/or any committee thereof, typically an annual fee. The terms of the periodic fees may refer to circumstance and the effect of partial service throughout the relevant period of the fee entitlement. The periodic fees shall not exceed an amount reflecting an annual fee of (i) US$30,000 for service on the Board; (ii) US$7,500 for service on the Audit Committee of the Board; (iii) US$5,000 for service on the Committee; and (iv) US$2,500 for service on any other committee of the Board.

7.1.1.1.2.
Per Meeting Fees.  A fee payable for each meeting of the Board and/or any committee thereof, whether participation was in person, through a telephone or through a written consent. The per meeting fee (the “Per Meeting Fee”) shall not exceed US$1,000. Different Per Meeting Fees may be determined for participation in person, through a telephone call or through a written consent.

7.1.1.1.3.
Chairman Fee.  A fee may be payable to the chairman of the Board (who is not an Active Chairman, which is determined in accordance with Section 7.2) and/or any committee of the Board (in addition to the periodic fees and/or per meeting fee) in an amount that shall not exceed an annual fee of (i) US$10,000 for service as Chairman of the Board; (ii) US$5,000 for service as Chairman of the Audit Committee of the Board; and (iii) US$2,500 for service as Chairman of any other committee of the Board.

7.1.1.2.	Reimbursement of expenses, including travel, stay and lodging;

7.1.1.3.	Insurance (as set forth in clauses (y) and (z) of Section 6.1.2), exculpation and indemnification;

7.1.1.4.	Other compensation, benefits or entitlements mandated by Applicable Law; and

7.1.1.5.	Other benefits and entitlements that are part of directors’ compensation practices in the industry, relevant geographical location, region of activity or jurisdiction.

7.1.2.
Equity Awards

The provisions of Section 6.3 shall apply to awards of equity grants to Directors, except that (i) equity awards to Directors shall not be required to have a minimum period of one year prior to the vesting of the first tranche; and (ii) the maximum value of all equity awards, in the aggregate, that are granted to a particular Director on an annual basis shall not exceed 400% of the annual fee (including for service on the Board and any committee thereof and for service as a Chairman of the Board and any committee thereof, but excluding any Per Meeting Fees) of that Director.

7.2.
Compensation of an Active Chairman of the Board

An “Active Chairman” means a Chairman of the Board who has been declared as such in view of increased involvement in the Company’s activities and increased time investment in the performance of such position compared to other members of the Board.

In the event that the Chairman of the Board is an Active Chairman, then his or her compensation in such capacity may be up to two (2) times each of the cash and equity and other compensation and benefits to which the other Directors are entitled in their capacity as Directors pursuant to Section 7.1 above.

The compensation of an Active Chairman shall express, among other things, the scope of involvement in the Company’s activities and the time invested by the Active Chairman in the performance of such position.

8.
Recoupment

The Terms of Office and Engagement of an Office Holder shall include provisions that require an Office Holder to repay to the Company amounts paid to such Officer Holder as part of the Terms of Office and Engagement, if they were paid on the basis of figures that later transpire to be incorrect and were restated in the Company’s financial statements.  The Compensation Committee shall be entitled to determine the amounts and conditions of such repayment, which may include terms under which (i) repayment will be made either on a pre-tax basis or an after-tax basis, unless and to the extent the Office Holder was able to recoup tax payments made with respect to the amounts to be repaid, (ii) no repayment obligation shall arise after the lapse of a period of time to be set forth in the Terms of Office and Engagement of an Office Holder, being no less than three years from the date on which the original payments was due to be made, (iii) the period of time of no more than 12 months over which the repayment payments to the Company shall be made and the ability to make the repayment in installments or (to the extent permitted under Applicable Law) as a set-off against cash compensation paid by the Company to the Executive during such period , (iv) no repayment obligation shall arise in the event that the reason or basis for the restatement was due to changes in the Applicable Law, including generally acceptable accounting principles or financial reporting standards; and (v) such other provisions as determined in each case, subject to Applicable Law.  Nothing in this Section 8 shall derogate from or limit any other or similar provisions imposed on an Office Holder by Applicable Law, including, securities laws.

9.	Effectiveness; Term

9.1.	The Policy shall take effect upon its approval in accordance with the Companies Law.

9.2.
The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time that the determination of Terms of Office and Engagement of Office Holders is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office and Engagement of Office Holders with respect to the period after the Company ceases to be a Public Company.

10.	Non-Exclusivity of this Policy

10.1.
Neither the adoption of this Policy nor the submission of this Policy to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

10.2.	The Terms of Office and Engagement of an Office Holder may contain such other terms and conditions not inconsistent with this Policy (to the extent required by the Companies Law).

11.
Governing Law

This Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction.  Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

12.
Severability

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.  In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

Amended by the Company’s Board of Directors: October 21, 2020